                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X} ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended March 31, 1999; or

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 for the transition period from _____________ to ______________

COMMISSION FILE NUMBER 001-13889

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          MacDermid, Incorporated Profit Sharing and Employee Stock Ownership
          Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              MacDermid, Incorporated
                              245 Freight Street
                              Waterbury, CT 06702-0671

REQUIRED INFORMATION

In accordance with the rules to Form 11-K, attached as Appendix 1 to this Form 11-K are the plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent accountant on a full scope basis.

EXHIBITS

23.1     Consent of KPMG LLP

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             MACDERMID, INCORPORATED PROFIT
                                             SHARING AND EMPLOYEE STOCK
                                             OWNERSHIP PLAN

                                             By: MACDERMID, INCORPORATED



Date     October 15, 1999                    By: /s/ Marion L. Hubbard
     ------------------------                   --------------------------------
                                                Name: Marion L. Hubbard
                                                Title:   Plan Administrator

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN
                 (formerly known as the MacDermid, Incorporated
                          Employee Profit Sharing Plan)

                 Financial Statements and Supplemental Schedules

                          March 31, 1999, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN



                                TABLE OF CONTENTS


                                                                                                PAGE
Independent Auditors' Report                                                                      1

Statement of Financial Condition with Fund Information as of March 31, 1999                       3

Statement of Financial Condition with Fund Information as of March 31, 1998                       5

Statement of Income and Changes in Plan Equity with Fund Information for the year ended
    March 31, 1999                                                                                6

Statement of Income and Changes in Plan Equity with Fund Information for the year ended
    March 31, 1998                                                                                8

Statement of Income and Changes in Plan Equity with Fund Information for the year ended
    March 31, 1997                                                                                9

Notes to Financial Statements                                                                    11


SCHEDULES

1   Item 27a - Schedule of Assets Held for Investment Purposes                                   21

2   Item 27d - Schedule of Reportable Transactions                                               22


Note: Schedules of nonexempt transactions, loans or fixed income obligations, leases in default or classified as uncollectible and assets held for investment purposes which were both acquired and disposed of within the plan year as required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974 have not been included herein as the information is not applicable.

                          INDEPENDENT AUDITORS' REPORT


Plan Administrator
MacDermid, Incorporated Profit
     Sharing and Employee Stock Ownership Plan
Waterbury, Connecticut:


We have audited the accompanying statements of financial condition of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of March 31, 1999 and 1998 and the related statements of income and changes in plan equity for each of the years in the three-year period ended March 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of March 31, 1999 and 1998 and its income and changes in plan equity for each of the years in the three-year period ended March 31, 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and

Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of financial condition and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial condition and income and changes in plan equity of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                 /s/ KPMG LLP
                                                 -------------------------------

August 20, 1999
Hartford, Connecticut

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

             Statement of Financial Condition with Fund Information

                                 March 31, 1999

                                                                    Participant Directed
                              ------------------------------------------------------------------------------------------------------
                                            Fidelity                        Fidelity     Galaxy     Fidelity                 Galaxy
                                            Advisor    Fleet                 Advisor      Large      Advisor      Galaxy      Small
                                 Employer    Equity    Stable   Fidelity   Intermediate  Company     Growth        Asset     Company
                                  Stock      Income    Asset    Magellan       Bond       Index   Opportunities  Allocation  Equity
  Assets                          Fund        Fund      Fund      Fund         Fund       Fund         Fund         Fund      Fund
                              ------------  --------   ------   --------   ------------  -------  -------------  ----------  -------

Investments, at current
  value (notes 4 and 5):
  MacDermid common stock      $130,815,052      --       --        --           --          --         --           --         --
  Other investments                     --      --       --        --           --          --         --           --         --
                              ------------    ----     ----      ----         ----        ----       ----         ----       ----
    Total investments          130,815,052      --       --        --           --          --         --           --         --

Cash (overdraft)                        --      --       --        --           --          --         --           --         --
Employer contribution
  receivable                            --      --       --        --           --          --         --           --         --
Dividend and interest
  receivable                            --      --       --        --           --          --         --           --         --
Other receivable                        --      --       --        --           --          --         --           --         --
                              ------------    ----     ----      ----         ----        ----       ----         ----       ----

    Total assets              $130,815,052      --       --        --           --          --         --           --         --
                              ============    ====     ====      ====         ====        ====       ====         ====       ====

  Liabilities and
    Plan Equity

Other payable                 $         --      --       --        --           --          --         --           --         --
Payable for securities
   purchased                            --      --       --        --           --          --         --           --         --
Plan equity                    130,815,052      --       --        --           --          --         --           --         --
                              ------------    ----     ----      ----         ----        ----       ----         ----       ----

    Total liabilities and
       plan equity            $130,815,052      --       --        --           --          --         --           --         --
                              ============    ====     ====      ====         ====        ====       ====         ====       ====

                                     Non-participant directed
                                  --------------------------------
                                    Loan       Hercules
  Assets                            Fund      Stock Fund   Other
                                  ---------   ----------  --------

Investments, at current
value (notes 4 and 5):
  MacDermid common stock                 --          --         --
  Other investments               2,056,900     364,233         --
                                  ---------     -------    -------
    Total investments             2,056,900     364,233         --

Cash (overdraft)                         --          --         --
Employer contribution
  receivable                             --          --    436,345
Dividend and interest
  receivable                             --          --         --
Other receivable                         --          --         --
                                  ---------     -------    -------

    Total assets                  2,056,900     364,233    436,345
                                  =========     =======    =======

  Liabilities and
    Plan Equity

Other payable                            --         --         --
Payable for securities
   purchased                             --         --         --
Plan equity                       2,056,900    436,345    364,233
                                  ---------    -------    -------

    Total liabilities and
       plan equity                2,056,900    436,345    364,233
                                  =========    =======    =======



See accompanying notes to financial statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

             Statement of Financial Condition with Fund Information

                                 March 31, 1999



                                                                           Participant Directed
                                    -----------------------------------------------------------------------------------------------
                                                  Norwest                Prudential   Prudential   Prudential    PIMCO   Prudential
                                    Oppenheimer   Stable     Prudential    Equity    Intermediate     Stock       Low      Europe
                                      Quest        Value       Equity      Income     Global Inc.     Index    Duration    Growth
 Assets                              Value A      Fund 65      Fund A        A             A            Z          A          A
                                    ----------  ----------   ----------  ----------  ------------  ----------  --------  ----------

Investments, at current value
  (notes 4 and 5):
    MacDermid common stock             $   --           --          --          --         --             --         --         --
    Other investments                   7,988   10,121,617   4,728,400     224,001      5,801      2,240,380    220,003     20,188
                                       ------   ----------   ---------     -------      -----      ---------    -------     ------
      Total investments                 7,988   10,121,617   4,728,400     224,001      5,801      2,240,380    220,003     20,188

Cash (overdraft)                           --           --          --          --         --             --         --         --
Employer contribution receivable           --           --          --          --         --             --         --         --
Dividend and interest receivable           --           --          --          --         --             --         --         --
Other receivable                           --           --          --          --         --             --         --         --
                                       ------   ----------   ---------     -------      -----      ---------    -------     ------
      Total assets                     $7,988   10,121,617   4,728,400     224,001      5,801      2,240,380    220,003     20,188
                                       ======   ==========   =========     =======      =====      =========    =======     ======

    LIABILITIES AND PLAN EQUITY

Other payable                              --           --          --          --         --             --         --         --
Payable for securities purchased           --           --          --          --         --             --         --         --
Plan equity                             7,988   10,121,617   4,728,400     224,001      5,801      2,240,380    220,003     20,188
                                       ------   ----------   ---------     -------      -----      ---------    -------     ------
      Total liabilities and
          plan equity                  $7,988   10,121,617   4,728,400     224,001      5,801      2,240,380    220,003     20,188
                                       ======   ==========   =========     =======      =====      =========    =======     ======


                                         Participant Directed
                                       ------------------------
                                                       Kemper-
                                      Prudential       Dreman        Van Kampen    Goldman Sachs         AIM
                                         World      High Return       American    Government Income    Balanced
 Assets                                  Fund         Equity A      Value Fund A        Fund            Fund A        Total
                                      ----------    -----------     ------------  -----------------    --------    -----------

Investments, at current value
  (notes 4 and 5):
    MacDermid common stock                  --              --              --                --             --    130,815,052
    Other investments                    4,918       5,687,355         452,927         3,470,650        753,077     30,358,438
                                         -----       ---------         -------         ---------        -------    -----------
      Total investments                  4,918       5,687,355         452,927         3,470,650        753,077    161,173,490

Cash (overdraft)                            --              --              --                --             --             --
Employer contribution receivable            --              --              --                --             --        436,345
Dividend and interest receivable            --              --              --                --             --             --
Other receivable                            --              --              --                --             --             --
                                         -----       ---------         -------         ---------        -------    -----------
      Total assets                       4,918       5,687,355         452,927         3,470,650        753,077    161,609,835
                                         =====       =========         =======         =========        =======    ===========

    LIABILITIES AND PLAN EQUITY

Other payable                               --              --              --                --             --             --
Payable for securities purchased            --              --              --                --             --             --
Plan equity                              4,918       5,687,355         452,927         3,470,650        753,077    161,609,835
                                         -----       ---------         -------         ---------        -------    -----------
      Total liabilities and
          plan equity                    4,918       5,687,355         452,927         3,470,650        753,077    161,609,835
                                         =====       =========         =======         =========        =======    ===========



See accompanying notes to financial statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

             Statement of Financial Condition with Fund Information

                                 March 31, 1998



                                                                           Participant Directed
                                       -------------------------------------------------------------------------------------------
                                                      Fidelity                               Fidelity      Galaxy       Fidelity
                                                       Advisor       Fleet                   Advisor       Large        Advisor
                                         Employer      Equity       Stable      Fidelity   Intermediate   Company        Growth
                                          Stock        Income        Asset      Magellan       Bond        Index     Opportunities
 Assets                                    Fund         Fund         Fund         Fund         Fund         Fund          Fund
                                       ------------   ---------    ---------    ---------  ------------   --------   -------------

Investments, at current value
  (notes 4 and 5):
    MacDermid common stock             $133,166,493          --           --           --          --           --            --
    Other investments                       881,606   3,631,227    4,713,393    4,194,698     443,289      461,776     1,081,923
                                       ------------   ---------    ---------    ---------    --------     --------    ----------
      Total investments                 134,048,099   3,631,227    4,713,393    4,194,698     443,289      461,776     1,081,923

Cash (overdraft)                                 --       2,782      (22,877)       2,819         (19)        (491)         (622)
Employer contribution receivable                 --          --           --           --          --           --            --
Dividend and interest receivable             98,093          --       25,245           --       1,947           --            --
Other receivable                            599,974          --       21,735           --          61          745           784
                                       ------------   ---------    ---------    ---------    --------     --------    ----------
      Total assets                     $134,746,166   3,634,009    4,737,496    4,197,517     445,278      462,030     1,082,085
                                       ============   =========    =========    =========    ========     ========    ==========
   Liabilities and Plan Equity

Other payable                          $    209,593       2,786        1,533        2,822          50          254           166
Payable for securities purchased                 --          --           --           --          --           --            --
Plan equity                             134,536,573   3,631,223    4,735,963    4,194,695     445,228      461,776     1,081,919
                                       ------------   ---------    ---------    ---------    --------     --------    ----------
      Total liabilities and
        plan equity                    $134,746,166   3,634,009    4,737,496    4,197,517     445,278      462,030     1,082,085
                                       ============   =========    =========    =========    ========     ========    ==========


                                           Participant Directed
                                          ----------------------
                                                         Galaxy
                                            Galaxy       Small            Non-participant directed
                                             Asset      Company      ---------------------------------
                                          Allocation    Equity         Loan
 Assets                                      Fund        Fund          Fund       Other      Total
                                          ----------   ---------     ---------   -------   -----------
Investments, at current value
  (notes 4 and 5):
    MacDermid common stock                      --            --            --        --   133,166,493
    Other investments                      253,027     1,237,675     1,851,571        --    18,750,185
                                           -------     ---------     ---------   -------   -----------
      Total investments                    253,027     1,237,675     1,851,571        --   151,916,678

Cash (overdraft)                                14           (23)          281        --       (18,136)
Employer contribution receivable                --            --            --   347,558       347,558
Dividend and interest receivable                --            --            --        --       125,285
Other receivable                                --            81            --        --       623,380
                                           -------     ---------     ---------   -------   -----------
      Total assets                         253,041     1,237,733     1,851,852   347,558   152,994,765
                                           =======     =========     =========   =======   ===========
   Liabilities and Plan Equity

Other payable                                   15            58        25,660        --       242,937
Payable for securities purchased                --            --            --        --            --
Plan equity                                253,026     1,237,675     1,826,192   347,558   152,751,828
                                           -------     ---------     ---------   -------   -----------
      Total liabilities and
        plan equity                        253,041     1,237,733     1,851,852   347,558   152,994,765
                                           =======     =========     =========   =======   ===========


See accompanying notes to financial statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

      Statement of Income and Changes in Plan Equity with Fund Information

                            Year ended March 31, 1999


                                                               Fidelity                                              Galaxy
                                                                Advisor         Fleet       Fidelity     Fidelity     Large
                                               Employer         Equity          Stable      Magellan      Advisor    Company
                                                 Stock          Income          Asset     Intermediate     Bond       Index
                                                 Fund            Fund           Fund          Fund         Fund        Fund
                                             -------------    ----------     ----------   ------------   --------    --------

Investment income:
    Dividends:
       MacDermid common stock                $     230,500            --             --            --          --          --
       Other securities                                 --       168,537             --       213,168          --      23,113
                                             -------------    ----------     ----------    ----------    --------    --------
                                                   230,500       168,537             --       213,168          --      23,113

    Interest                                        41,399            --        195,852            --      45,174          --
    Interest on participants loans                 138,347         4,647          3,252        12,136       1,173       1,678
    Other income                                        --            --             --            --          --          --
                                             -------------    ----------     ----------    ----------    --------    --------

         Total interest and dividends              410,246       173,184        199,104       225,304      46,347      24,791
                                             -------------    ----------     ----------    ----------    --------    --------
    Realized gain (loss) from sales
       of investments (note 7):
         MacDermid common stock                 38,190,087            --             --            --          --          --
         Other securities                               --       609,080             --     1,514,057      11,418     151,040
                                             -------------    ----------     ----------    ----------    --------    --------
                                                38,190,087       609,080             --     1,514,057      11,418     151,040
    Unrealized appreciation
      (depreciation) of
       investments (note 6)                    (13,366,944)     (701,313)            --    (1,178,030)     (3,287)    (81,550)
                                             -------------    ----------     ----------    ----------    --------    --------
         Total investment income                25,233,389        80,951        199,104       561,331      54,478      94,281
Contributions:
    Rollover                                       384,638        30,135         22,117        32,570      22,117       6,167
    Employer                                       650,070            --             --            --          --          --
    Employee                                       982,528         3,459            100         2,524         609         331
    KSOP                                           401,748            --             --            --          --          --
    401k                                           341,228        66,304         35,851       118,684      19,171      44,717
                                             -------------    ----------     ----------    ----------    --------    --------
         Total additions                        27,993,601       180,849        257,172       715,109      96,375     145,496
                                             -------------    ----------     ----------    ----------    --------    --------
Net loans                                         (189,727)        2,110          3,158       (26,559)      3,577       4,064
Distribution to participants                   (27,698,863)     (333,982)    (6,412,690)     (549,600)   (385,620)   (472,849)
Administrative expenses/credits                     (9,975)         (456)       (12,415)       (1,593)       (104)        150
Forfeitures                                       (235,776)        5,228          8,162         8,479       1,494       2,885
                                             -------------    ----------     ----------    ----------    --------    --------
         Total deductions                      (28,134,341)     (327,100)    (6,413,785)     (569,273)   (380,653)   (465,750)
                                             -------------    ----------     ----------    ----------    --------    --------
         Net increase (decrease) prior
           to interfund transfers                 (140,740)     (146,251)    (6,156,613)      145,836    (284,278)   (320,254)

Transfer from MacDermid Imaging
    Technology Inc. 401K and Profit
      Sharing Plan (note 1)                      8,045,867            --             --            --          --          --

Net interfund transfers                        (11,626,648)   (3,484,972)     1,420,650    (4,340,531)   (160,950)   (141,522)
                                             -------------    ----------     ----------    ----------    --------    --------
         Net increase (decrease)
           in plan equity                       (3,721,521)   (3,631,223)    (4,735,963)   (4,194,695)   (445,228)   (461,776)

Plan equity at beginning of period             134,536,573     3,631,223      4,735,963     4,194,695     445,228     461,776
                                             -------------    ----------     ----------    ----------    --------    --------
Plan equity at end of period                 $ 130,815,052            --             --            --          --          --
                                             =============    ==========     ==========    ==========    ========    ========

                                                Fidelity                   Galaxy
                                                 Advisor       Galaxy       Small
                                                 Growth        Asset       Company
                                             Opportunities   Allocation    Equity         Loan
                                                  Fund          Fund        Fund          Fund         Other
                                             -------------   ----------   ----------    ---------     --------
Investment income:
    Dividends:
       MacDermid common stock                         --            --            --           --           --
       Other securities                           69,542        13,557            --           --           --
                                              ----------      --------    ----------    ---------     --------
                                                  69,542        13,557            --           --           --

    Interest                                          --            --            --           --           --
    Interest on participants loans                 2,548         2,794         5,012           --           --
    Other income                                      --            --            --           --           --
                                              ----------      --------    ----------    ---------     --------

         Total interest and dividends             72,090        16,351         5,012           --           --
                                              ----------      --------    ----------    ---------     --------
    Realized gain (loss) from sales
       of investments (note 7):
         MacDermid common stock                       --            --            --           --           --
         Other securities                        190,276        33,998      (215,662)          --           --
                                              ----------      --------    ----------    ---------     --------
                                                 190,276        33,998      (215,662)          --           --
    Unrealized appreciation
      (depreciation) of
       investments (note 6)                     (136,948)      (18,138)       28,211           --           --
                                              ----------      --------    ----------    ---------     --------
         Total investment income                 125,418        32,211      (182,439)          --           --
Contributions:
    Rollover                                      25,729         6,167        12,334           --           --
    Employer                                          --            --            --           --      436,345
    Employee                                       1,674           856         1,249           --           --
    KSOP                                              --            --            --           --           --
    401k                                          88,109        22,706        69,254           --           --
                                              ----------      --------    ----------    ---------     --------
         Total additions                         240,930        61,940       (99,602)          --      436,345
                                              ----------      --------    ----------    ---------     --------
Net loans                                          6,888        10,916        15,795      147,291           --
Distribution to participants                    (102,243)      (53,126)     (526,506)    (141,015)          --
Administrative expenses/credits                       95           (84)           60           --           --
Forfeitures                                        4,894         2,030         5,473           --           --
                                              ----------      --------    ----------    ---------     --------
         Total deductions                        (90,366)      (40,264)     (505,178)       6,276           --
                                              ----------      --------    ----------    ---------     --------
         Net increase (decrease) prior
           to interfund transfers                150,564        21,675      (604,780)       6,276      436,345
Transfer from MacDermid Imaging
    Technology Inc. 401K and Profit
    Sharing Plan (Note 1)                             --            --            --      224,432           --
Net interfund transfers                       (1,232,483)     (274,701)     (632,895)          --     (347,558)
                                              ----------      --------    ----------    ---------     --------
         Net increase (decrease)
           in plan equity                     (1,081,919)     (253,026)   (1,237,675)     230,708       88,787

Plan equity at beginning of period             1,081,919       253,026     1,237,675    1,826,192      347,558
                                              ----------      --------    ----------    ---------     --------
Plan equity at end of period                          --            --            --    2,056,900      436,345
                                              ==========      ========    ==========    =========     ========


See accompanying notes to financial statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

      Statement of Income and Changes in Plan Equity with Fund Information

                            Year ended March 31, 1999

                                                  Oppenheimer  Norwest              Prudential  Prudential    Prudential   PIMCO
                                        Hercules     Quest     Stable    Prudential   Equity   Intermediate     Stock       Low
                                         Stock       Value     Value       Equity     Income   Global Income    Index     Duration
                                          Fund         A      Fund 65      Fund A        A           A            Z          A
                                        --------    ------    --------   ---------   -------   -------------  ---------  ----------
Investment income:
  Dividends:
     MacDermid common stock             $     --       --            --          --        --         --            --         --
     Other securities                         18       --         4,015          --       917         37            --      7,433
                                        --------    -----    ----------   ---------   -------     ------     ---------   --------
                                              18       --         4,015          --       917         37            --      7,433
  Interest                                    --       --            --          --        --         --            --         --
  Interest on participants loans              --      220         8,019       1,555       316        195         1,206         39
  Other income                                --       --            --          --        --         --            --         --
                                        --------    -----    ----------   ---------   -------     ------     ---------   --------
      Total interest and dividends            18      220        12,034       1,555     1,233        232         1,206      7,472
                                        --------    -----    ----------   ---------   -------     ------     ---------   --------
  Realized gain (loss) from sales of
    investments (note 7):
      MacDermid common stock                  --       --            --          --        --         --            --         --
      Other securities                      (544)       4         5,940      (9,548)        2         (5)        6,427     (3,081)
                                        --------    -----    ----------   ---------   -------     ------     ---------   --------
                                            (544)       4         5,940      (9,548)        2         (5)        6,427     (3,081)
  Unrealized appreciation
     (depreciation)
     of investments (note 6)             (32,861)     115       203,441      18,881       444       (110)       91,435       (138)
                                        --------    -----    ----------   ---------   -------     ------     ---------   --------
      Total investment income            (33,387)     339       221,415      10,888     1,679        117        99,068      4,253
Contributions:
  Rollover                                    --       --            --          --        --         --            --         --
  Employer                                    --       --            --          --        --         --            --         --
  Employee                                    --      407         1,093         819       872         41         2,448        118
  KSOP                                        --       --            --          --        --         --            --         --
  401k                                        --    6,776        15,504      11,401     5,378      5,281        37,525      1,377
                                        --------    -----    ----------   ---------   -------     ------     ---------   --------
      Total additions                    (33,387)   7,522       238,012      23,108     7,929      5,439       139,041      5,748
                                        --------    -----    ----------   ---------   -------     ------     ---------   --------
Net loans                                 (6,365)     680         5,855       3,223       946        495         3,167        353
Distribution to participants              (9,579)    (121)     (104,927)    (20,036)       --       (116)      (34,514)    (2,002)
Administrative expenses/credits               --       --          (923)        (35)      (31)       (17)          165         --
Forfeitures                                   --       --          (837)     (1,464)       --         --        (2,016)        --
                                        --------    -----    ----------   ---------   -------     ------     ---------   --------
      Total deductions                   (15,944)     559      (100,832)    (18,312)      915        362       (33,198)    (1,649)
                                        --------    -----    ----------   ---------   -------     ------     ---------   --------
      Net increase (decrease) prior
           to interfund transfers        (49,331)   8,081       137,180       4,796     8,844      5,801       105,843      4,099
Transfer from MacDermid Imaging
  Technology Inc. 401K and Profit
  Sharing Plan (note 1)                  413,564       --     2,963,944     965,479        --         --     1,173,024    661,879
Net interfund transfers                       --      (93)    7,020,493   3,758,125   215,157         --       961,513   (445,975)
                                        --------    -----    ----------   ---------   -------     ------     ---------   --------
      Net increase (decrease)
        in plan equity                   364,233    7,988    10,121,617   4,728,400   224,001      5,801     2,240,380    220,003
Plan equity at beginning of period            --       --            --          --        --         --            --         --
                                        --------    -----    ----------   ---------   -------     ------     ---------   --------
Plan equity at end of period            $364,233    7,988    10,121,617   4,728,400   224,001      5,801     2,240,380    220,003
                                        ========    =====    ==========   =========   =======     ======     =========   ========

                                                               Kemper-       Van        Goldman
                                      Prudential               Dreman      Kampen        Sachs         AIM
                                        Europe   Prudential  High Return  American     Government    Balanced
                                        Growth     World       Equity       Value        Income        Fund
                                           A        Fund          A        Fund A         Fund           A           Total
                                        ------     -----     ---------     -------     ----------     -------     -----------
Investment income:
  Dividends:
     MacDermid common stock                 --        --            --          --            --          --         230,500
     Other securities                       --        --        30,975          --        30,056       4,128         565,496
                                        ------     -----     ---------     -------     ---------     -------     -----------
                                            --        --        30,975          --        30,056       4,128         718,417
  Interest                                  --        --            --          --            --          --         282,425
  Interest on participants loans           516       264         4,032         237           419         691         189,296
  Other income                              --        --            --          --            --          --              --
                                        ------     -----     ---------     -------     ---------     -------     -----------
        Total interest and dividends       516       264        35,007         237        30,475       4,819       1,267,717
                                        ------     -----     ---------     -------     ---------     -------     -----------
  Realized gain (loss) from sales of
    investments (note 7):
      MacDermid common stock                --        --            --          --            --          --      38,190,087
      Other securities                      (5)       --       (27,274)     (6,259)       (1,414)      1,062       2,259,512
                                        ------     -----     ---------     -------     ---------     -------     -----------
                                            (5)       --       (27,274)     (6,259)       (1,414)      1,062      40,484,294
  Unrealized appreciation
    (depreciation)
    of investments (note 6)               (148)       24      (142,959)     (6,717)        1,401      18,932     (15,305,849)
                                        ------     -----     ---------     -------     ---------     -------     -----------
      Total investment income              363       288      (135,226)    (12,739)       30,462      24,813      26,198,724
Contributions:
  Rollover                                  --        --            --          --            --          --         541,974
  Employer                                  --        --            --          --            --          --       1,086,415
  Employee                               1,099        94         3,015         836         1,068         520       1,005,760
  KSOP                                      --        --            --          --            --          --         401,748
  401k                                  12,352     3,880        51,490       5,902         3,726      11,939         978,555
                                        ------     -----     ---------     -------     ---------     -------     -----------
      Total additions                   13,814     4,262       (80,721)     (6,001)       35,256      37,272      30,425,509
                                        ------     -----     ---------     -------     ---------     -------     -----------
Net loans                                1,472       667         8,917         834           747       1,496              --
Distribution to participants              (148)      (11)      (34,927)     (5,191)           --        (514)    (36,888,580)
Administrative expenses/credits             --        --           100          (5)          (63)        (70)        (25,201)
Forfeitures                                 --        --        (6,588)       (932)         (237)       (578)       (209,783)
                                        ------     -----     ---------     -------     ---------     -------     -----------
      Total deductions                   1,324       656       (32,498)     (5,294)          447         334     (37,123,564)
                                        ------     -----     ---------     -------     ---------     -------     -----------
      Net increase (decrease) prior
        to interfund transfers          15,138     4,918      (113,219)    (11,295)       35,703      37,606      (6,698,055)
Transfer from MacDermid Imaging
  Technology Inc. 401K and Profit
  Sharing Plan (note 1)                     --        --       705,140          --            --     402,734      15,556,063
Net interfund transfers                  5,050        --     5,095,434     464,222     3,434,947     312,737              --
                                        ------     -----     ---------     -------     ---------     -------     -----------
      Net increase (decrease)
       in plan equity                   20,188     4,918     5,687,355     452,927     3,470,650     753,077       8,858,007
Plan equity at beginning of period          --        --            --          --            --          --     152,751,828
                                        ------     -----     ---------     -------     ---------     -------     -----------
Plan equity at end of period            20,188     4,918     5,687,355     452,927     3,470,650     753,077     161,609,835
                                        ======     =====     =========     =======     =========     =======     ===========

See accompanying notes to financial statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

      Statement of Income and Changes in Plan Equity with Fund Information

                            Year ended March 31, 1998

                                                          Fidelity                                  Fidelity     Galaxy
                                                           Advisor                                   Advisor     Large
                                           Employer        Equity          Stable      Fidelity   Intermediate  Company
                                            Stock          Income          Asset       Magellan       Bond       Index
                                             Fund           Fund            Fund         Fund         Fund        Fund
                                         ------------     ---------     ----------     ---------  ------------     -------
Investment income:
  Dividends:
     MacDermid common stock              $    342,798            --             --            --          --          --
     Other securities                              --       246,984             --       250,231          --      25,028
                                         ------------     ---------     ----------     ---------     -------     -------
                                              342,798       246,984             --       250,231          --      25,028
  Interest                                     45,466            --        208,851            --      22,038          --
  Interest on participants loans              111,688         7,348          5,513        17,648       2,495       1,933
  Other income                                269,892            --         27,293            --       2,398          --
                                         ------------     ---------     ----------     ---------     -------     -------
      Total interest and dividends            769,844       254,332        241,657       267,879      26,931      26,961
                                         ------------     ---------     ----------     ---------     -------     -------
  Realized gain (loss) from sales of
  investments (note 7):
     MacDermid common stock                16,502,202            --             --            --          --          --
     Other securities                              --       323,387             --       215,045       5,162      11,259
                                         ------------     ---------     ----------     ---------     -------     -------
                                           16,502,202       323,387             --       215,045       5,162      11,259
  Unrealized appreciation
     depreciation) of
     investments (note 6)                  70,875,442       551,838             --       861,955       8,050      79,197
                                         ------------     ---------     ----------     ---------     -------     -------
      Total investment income              88,147,488     1,129,557        241,657     1,344,879      40,143     117,417
Contributions:
  Rollover                                      5,758         1,761          5,141            --          --      15,004
  Employer                                    498,102            --             --            --          --          --
  Employee                                  1,044,871         4,185            750         2,010         738         167
  401k                                        254,200        83,984         56,135       129,271      25,889      51,391
                                         ------------     ---------     ----------     ---------     -------     -------
      Total additions                      89,950,419     1,219,487        303,683     1,476,160      66,770     183,979
                                         ------------     ---------     ----------     ---------     -------     -------
Net loans                                    (481,166)      (22,945)         6,813       (44,083)      5,896      (2,030)
Distribution to participants               (9,243,587)     (374,746)    (2,718,982)     (318,841)    (86,257)     (5,333)
Administrative expenses/credits               (19,771)       (1,507)       (14,325)         (657)        (62)        396
Forfeitures                                   (73,970)        6,399         10,199        10,963       1,717       3,481
                                         ------------     ---------     ----------     ---------     -------     -------
      Total deductions                     (9,818,494)     (392,799)    (2,716,295)     (352,618)    (78,706)     (3,486)
                                         ------------     ---------     ----------     ---------     -------     -------
      Net increase (decrease)
         prior to interfund transfers      80,131,925       826,688     (2,412,612)    1,123,542     (11,936)    180,493
Net interfund transfers                    (6,959,130)      (12,802)     5,511,778        27,005      88,656     155,142
                                         ------------     ---------     ----------     ---------     -------     -------
      Net increase (decrease)
         in plan equity                    73,172,795       813,886      3,099,166     1,150,547      76,720     335,635
Plan equity at beginning of period         61,363,778     2,817,337      1,636,797     3,044,148     368,508     126,141
                                         ------------     ---------     ----------     ---------     -------     -------
Plan equity at end of period             $134,536,573     3,631,223      4,735,963     4,194,695     445,228     461,776
                                         ============     =========     ==========     =========     =======     =======

                                            Fidelity                 Galaxy
                                            Advisor      Galaxy       Small
                                             Growth       Asset      Company
                                         Opportunities  Allocation    Equity         Loan
                                             Fund          Fund        Fund          Fund         Other          Total
                                         -------------  ----------   ---------     ---------     --------     -----------
Investment income:
  Dividends:
     MacDermid common stock                       --          --            --            --           --         342,798
     Other securities                         64,192      20,987       120,607            --           --         728,029
                                           ---------     -------     ---------     ---------     --------     -----------
                                              64,192      20,987       120,607            --           --       1,070,827
  Interest                                        --          --            --            --           --         276,355
  Interest on participants loans               2,845       4,112         6,073            --           --         159,655
  Other income                                    --          --            --            --           --         299,583
                                           ---------     -------     ---------     ---------     --------     -----------
      Total interest and dividends            67,037      25,099       126,680            --           --       1,806,420
                                           ---------     -------     ---------     ---------     --------     -----------
  Realized gain (loss) from sales of
  investments (note 7):
     MacDermid common stock                       --          --            --            --           --      16,502,202
     Other securities                          9,805       2,060       (13,900)           --           --         552,818
                                           ---------     -------     ---------     ---------     --------     -----------
                                               9,805       2,060       (13,900)           --           --      17,055,020
  Unrealized appreciation
     depreciation) of
     investments (note 6)                    136,495      20,358         7,278            --           --      72,540,613
                                           ---------     -------     ---------     ---------     --------     -----------
      Total investment income                213,337      47,517       120,058            --           --      91,402,053
Contributions:
  Rollover                                    31,137          --         1,707            --           --          60,508
  Employer                                        --          --            --            --      347,558         845,660
  Employee                                     2,059         963         1,639            --           --       1,057,382
  401k                                        98,590      35,209        93,580            --           --         828,249
                                           ---------     -------     ---------     ---------     --------     -----------
      Total additions                        345,123      83,689       216,984            --      347,558      94,193,852
                                           ---------     -------     ---------     ---------     --------     -----------
Net loans                                      3,668       6,128        21,402       506,317           --              --
Distribution to participants                  (9,758)     (1,738)       (3,297)      (67,324)          --     (12,829,863)
Administrative expenses/credits                  633          22           265            --           --         (35,006)
Forfeitures                                    6,193       2,529         6,220            --           --         (26,269)
                                           ---------     -------     ---------     ---------     --------     -----------
      Total deductions                           736       6,941        24,590       438,993           --     (12,891,138)
                                           ---------     -------     ---------     ---------     --------     -----------
      Net increase (decrease)
         prior to interfund transfers        345,859      90,630       241,574       438,993      347,558      81,302,714
Net interfund transfers                      567,841      57,636       837,426            --     (273,552)             --
                                           ---------     -------     ---------     ---------     --------     -----------
      Net increase (decrease)
         in plan equity                      913,700     148,266     1,079,000       438,993       74,006      81,302,714
Plan equity at beginning of period           168,219     104,760       158,675     1,387,199      273,552      71,449,114
                                           ---------     -------     ---------     ---------     --------     -----------
Plan equity at end of period               1,081,919     253,026     1,237,675     1,826,192      347,558     152,751,828
                                           =========     =======     =========     =========     ========     ===========

See accompanying notes to financial statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

      Statement of Income and Changes in Plan Equity with Fund Information

                            Year ended March 31, 1997

                                                                         Individual
                                                                          Company
                                                        Commingled        Matched        Employer
                                                         Company           Stock          Stock         Equity
                                                        Stock Fund          Fund           Fund          Fund
                                                        -----------     -----------     ----------     ----------
Investment income:
    Dividends:
       MacDermid common stock                           $        --              --        359,007             --
       Other securities                                          --              --             --             --
                                                        -----------     -----------     ----------     ----------
                                                                 --              --        359,007             --
    Interest                                                     --              --         15,917             --
    Interest on participants loans                               --              --         39,666             --
    Other income                                                 --              --          3,965             --
                                                        -----------     -----------     ----------     ----------
         Total interest and dividends                            --              --        418,555             --
                                                        -----------     -----------     ----------     ----------
    Realized gain (loss) from sales of
     investments (note 7):
       MacDermid common stock                                    --              --      2,128,199             --
       Other securities                                          --              --             --        594,356
                                                        -----------     -----------     ----------     ----------
                                                                 --              --      2,128,199        594,356
                                                        -----------     -----------     ----------     ----------
    Unrealized appreciation (depreciation)
       of investments (note 6)                                9,167          48,883     20,437,306       (563,654)
                                                        -----------     -----------     ----------     ----------
Contributions and distributions:
    Contributions:
       Employer                                                  --              --        470,443             --
       Employee (after tax)                                   2,100              --        983,640             --
       Employee 401(k) (pretax)                              (2,017)             --        222,959          1,135
    Forfeitures in (out)                                         --              --             --             --
    Distributions to participants                            (5,084)        (15,147)    (3,835,348)        (2,000)
    Administrative expense                                      (75)          2,562        (18,698)            --
    Net loans to participants                                    --              --     (1,055,675)            --
                                                        -----------     -----------     ----------     ----------
                                                             (5,076)        (12,585)    (3,232,679)          (865)
                                                        -----------     -----------     ----------     ----------
         Net increase (decrease) prior to transfers           4,091          36,298     17,204,627       (564,519)
Transfer from MacDermid, Incorporated Employee Stock
    Ownership Plan, net                                          --              --     10,211,531             --
Net interfund transfers                                  (5,224,631)    (26,038,490)    31,400,866     (2,827,214)
                                                        -----------     -----------     ----------     ----------
         Net increase (decrease) in plan equity          (5,220,540)    (26,002,192)    58,817,024     (3,391,733)
Plan equity at beginning of period                        5,220,540      26,002,192             --      2,797,377
                                                        -----------     -----------     ----------     ----------
Plan equity at end of period                            $        --              --     58,817,024       (594,356)
                                                        ===========     ===========     ==========     ==========

                                                           Fidelity     Retirement
                                                           Advisor      Government       Fleet
                                                            Equity         Money         Stable        Fidelity
                                                            Income         Market        Asset         Magellan
                                                             Fund           Fund          Fund           Fund
                                                           ---------     ----------     ---------     ---------
Investment income:
    Dividends:
       MacDermid common stock                                     --             --            --            --
       Other securities                                      109,811             --            --       538,593
                                                           ---------     ----------     ---------     ---------
                                                             109,811             --            --       538,593
    Interest                                                     244            288       100,389            10
    Interest on participants loans                             3,552             --         2,489         7,247
    Other income                                                  --             --            --            --
                                                           ---------     ----------     ---------     ---------
         Total interest and dividends                        113,607            288       102,878       545,850
                                                           ---------     ----------     ---------     ---------
    Realized gain (loss) from sales of
     investments (note 7):
       MacDermid common stock                                     --             --            --            --
       Other securities                                       18,759             --            --        83,677
                                                           ---------     ----------     ---------     ---------
                                                              18,759             --            --        83,677
                                                           ---------     ----------     ---------     ---------
    Unrealized appreciation (depreciation)
       of investments (note 6)                               149,475          4,513            --      (287,896)
                                                           ---------     ----------     ---------     ---------
Contributions and distributions:
    Contributions:
       Employer                                                   --             --            --            --
       Employee (after tax)                                    4,808             --         1,177         2,437
       Employee 401(k) (pretax)                               94,110             29        59,956       133,621
    Forfeitures in (out)                                        (132)            --            --            --
    Distributions to participants                           (219,630)       (15,262)     (420,551)     (341,447)
    Administrative expense                                    (1,486)        (4,513)       (4,379)       (1,199)
    Net loans to participants                                (68,592)            --       (69,775)     (221,521)
                                                           ---------     ----------     ---------     ---------
                                                            (190,922)       (19,746)     (433,572)     (428,109)
                                                           ---------     ----------     ---------     ---------
         Net increase (decrease) prior to transfers          (41,447)       (15,233)     (433,572)     (716,005)
Transfer from MacDermid, Incorporated Employee Stock
    Ownership Plan, net                                           --             --            --            --
Net interfund transfers                                    2,726,418     (1,996,301)    1,967,491      (223,565)
                                                           ---------     ----------     ---------     ---------
         Net increase (decrease) in plan equity            2,684,971     (2,011,534)    1,533,919      (939,570)
Plan equity at beginning of period                                --      2,011,246            --     3,354,191
                                                           ---------     ----------     ---------     ---------
Plan equity at end of period                               2,684,971           (288)    1,533,919     2,414,621
                                                           =========     ==========     =========     =========

See accompanying notes to financial statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

      Statement of Income and Changes in Plan Equity with Fund Information

                            Year ended March 31, 1997

                                                                            Participant Directed
                                                       -------------------------------------------------------------
                                                                      Fidelity      Galaxy    Fidelity
                                                                       Advisor      Large      Advisor       Galaxy
                                                                     Intermediate  Company      Growth        Asset
                                                       Intermediate      Bond        Index   Opportunities  Allocation
                                                        Bond Fund        Fund        Fund        Fund          Fund
                                                       ------------  -----------   -------   -------------  ----------
Investment income:
    Dividends:
       MacDermid common stock                           $      --          --            --          --          --
       Other investments                                       --      22,538         3,160       4,322       4,318
                                                        ---------     -------       -------     -------     -------
                                                               --      22,538         3,160       4,322       4,318
    Interest                                                   --         342            --          --          --
    Interest on participants loans                             --       1,216           628       1,174       2,016
    Other income                                               --          --            --          --          --
                                                        ---------     -------       -------     -------     -------
          Total interest and dividends                         --      24,096         3,788       5,496       6,334
                                                        ---------     -------       -------     -------     -------
    Realized gain (loss) from sales of
     investments (note 7):
       MacDermid common stock                                  --          --            --          --          --
       Other investments                                    2,190         519           433         197         297
                                                        ---------     -------       -------     -------     -------
                                                            2,190         519           433         197         297
                                                        ---------     -------       -------     -------     -------
    Unrealized appreciation (depreciation) of
       investments (note 6)                                (1,912)     (4,763)        2,353         453      (2,220)
                                                        ---------     -------       -------     -------     -------
Contributions and distributions:
    Contributions:
       Employer                                                --       1,045           448       2,588       1,031
       Employee (after tax)                                   262      24,555        42,151      97,928      41,288
       Employee 401(k) (pretax)                                --          --            --          --          --
    Forfeitures in (out)                                   (1,000)     (4,386)         (906)       (488)       (992)
    Distributions to participants                              --         (67)          (14)        (65)     (1,248)
    Administrative expense                                     --     (21,979)        1,660         386       2,670
    Net loans to participants                                (738)       (832)       43,339     100,349      42,749
                                                        ---------     -------       -------     -------     -------
          Net increase (decrease) prior to transfers       (1,476)     (1,664)       86,678     200,698      85,498
Transfer from MacDermid, Incorporated Employee Stock
    Ownership Plan, net                                        --          --            --          --          --
Net interfund transfers                                  (417,956)    349,488        76,228      61,724      57,600
                                                        ---------     -------       -------     -------     -------
          Net increase (decrease) in plan equity         (419,432)    347,824       162,906     262,422     143,098
Plan equity at beginning of period                        418,416          --            --          --          --
                                                        ---------     -------       -------     -------     -------
Plan equity at end of period                            $  (1,016)    347,824       162,906     262,422     143,098
                                                        =========     =======       =======     =======     =======

                                                         Participant Directed
                                                         ---------------------
                                                          Galaxy                    Non-
                                                           Small                 participant
                                                          Company                 directed
                                                          Equity      Loan       -----------
                                                           Fund        Fund         Other       Total
                                                         -------     ---------     -------    ----------
Investment income:
    Dividends:
       MacDermid common stock                                 --            --          --       359,007
       Other investments                                  18,083            --          --       700,825
                                                         -------     ---------     -------    ----------
                                                          18,083            --          --     1,059,832
    Interest                                                  --            --          --       117,190
    Interest on participants loans                         1,433            --          --        59,421
    Other income                                              --            --          --         3,965
                                                         -------     ---------     -------    ----------
          Total interest and dividends                    19,516            --          --     1,240,408
                                                         -------     ---------     -------    ----------
    Realized gain (loss) from sales of
     investments (note 7):
       MacDermid common stock                                 --            --          --     2,128,199
       Other investments                                  (1,325)           --          --       699,103
                                                         -------     ---------     -------    ----------
                                                          (1,325)           --          --       699,103
                                                         -------     ---------     -------    ----------
    Unrealized appreciation (depreciation) of
       investments (note 6)                              (35,489)           --          --    19,756,216
                                                         -------     ---------     -------    ----------
Contributions and distributions:
    Contributions:
       Employer                                            1,421            --     273,552       743,995
       Employee (after tax)                               84,699            --          --     1,000,695
       Employee 401(k) (pretax)                               --            --          --       800,676
    Forfeitures in (out)                                    (158)      (43,322)         --          (132)
    Distributions to participants                           (636)           --          --    (4,905,721)
    Administrative expense                                 2,305     1,430,521          --       (29,818)
    Net loans to participants                             87,631     1,387,199     273,552    (2,390,305)
                                                         -------     ---------     -------    ----------
          Net increase (decrease) prior to transfers     175,262     2,774,398     547,104    (4,780,610)
Transfer from MacDermid, Incorporated Employee Stock
    Ownership Plan, net                                       --            --          --    10,211,531
Net interfund transfers                                   88,342            --          --            --
                                                         -------     ---------     -------    ----------
          Net increase (decrease) in plan equity         263,604     2,774,398     547,104     5,430,921
Plan equity at beginning of period                            --            --          --    39,803,962
                                                         -------     ---------     -------    ----------
Plan equity at end of period                             263,604     2,774,398     547,104    45,234,883
                                                         =======     =========     =======    ==========

See accompanying notes to financial statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                          March 31, 1999, 1998 and 1997


(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on an accrual basis. Current values of investments are determined using quoted market prices and current yields. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average cost basis.

       (b)    TRUST FUND

              Fleet National Bank was the Trustee of the Plan through December 31, 1998. As of January 1, 1999, Fleet National Bank was replaced by Prudential Investment Services as Trustee. Under the terms of a trust agreement between the Trustee and the MacDermid, Incorporated Employees Profit Sharing and Employee Stock Ownership Plan (the Plan), the Trustee manages a trust fund on behalf of the Plan. The Plan Trustee has discretionary authority concerning purchases and sales of investments in the trust fund. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee as having been determined through the use of current values for all assets and liabilities.

       (c)    PLAN MERGER

              On January 1, 1998, MacDermid Incorporated merged its wholly-owned subsidiary MacDermid Imaging Technology, Inc. into the parent organization. As a result, the MacDermid Imaging Technology, Inc. 401(k) and Profit Sharing Plan was merged, into the Plan effective January 1, 1999.

       (d)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


(2)    PLAN PROVISIONS

       The Plan, as amended and restated, is a defined contribution plan sponsored by MacDermid, Incorporated (the Company).

       Effective January 1, 1999, the ESOP provision of the plan was changed to allow participants to contribute to the plan using pre-tax dollars. This provision is referred to as a KSOP.

                                                                     (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                          March 31, 1999, 1998 and 1997


       Under the terms of the Plan, employees who have completed three months of service are eligible to contribute under the KSOP, 401(k) and after-tax options. Participating employees may elect to have any percentage up to 3% deducted from their after-tax wages and used to purchase MacDermid, Inc. stock. The Company will match 50% of the employee's contribution, up to a maximum of 3.5% of the employee's compensation. Employees may elect to make pre-tax contributions under the KSOP and 401(k) options of up to 15% of eligible compensation up to the IRS limit of $10,000 in 1999 ($10,000 in 1998 and $9,500 in 1997). Employees can also choose to have after-tax contributions invested in the same investment options as the 401(k) arrangement.

       The Company may make profit-sharing contributions to the Plan. This is a discretionary contribution determined by the Board of Directors. In order to be eligible for the profit-sharing contributions, employees must be at least 21 years of age, have completed one year of service, and must have completed at least 1,000 hours of employment with the Company within a 12-month period. Employees will be eligible for profit sharing as of the April 1st nearest to their completion of the above requirements.

       Employees vest immediately as to their contributions. Full vesting with respect to the Company's contributions requires five years of credited service, except that full vesting will apply when an employee attains age 55, dies or becomes totally disabled. Any forfeited amounts related to the maximum additional 3.5% of compensation allocated to the MacDermid, Inc. Stock Fund are used to reduce the cash contribution required by the Company in the following year. All other forfeitures are allocated on a pro rata basis to Plan participants with at least one year of participation in the Plan based on eligible compensation. Forfeitures used to reduce the cash contribution were $47,818, $68,060 and $24,387 in Plan years 1999, 1998 and 1997, respectively.

       Distribution of participants' interests upon separation shall be paid in
       (a) a lump sum, (b) equal installments over a period not to exceed 15 years, or (c) through the purchase of a single premium annuity contract as the participant elects but subject to the approval of the Plan Administrator.

       The Company expects to continue the Plan indefinitely, but necessarily reserves the right to amend, modify or terminate the Plan at any time. If it is necessary to discontinue the Plan, the assets in the Trust Fund will be used to provide benefits in accordance with the provisions of the Plan document.


(3)    FEDERAL INCOME TAXES

       The Plan has received a tax determination letter from the Internal Revenue Service (IRS) dated July 13, 1995 indicating that the Plan qualifies under the provisions of Section 501(a) of the Internal Revenue Code (IRC) and is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.

                                                                     (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                          March 31, 1999, 1998 and 1997


       Plan participants are taxed on plan benefits at the time of distribution to the extent such distribution exceeds a participant's post-tax contribution to the Plan. Effective January 1, 1993, the Plan withholds the mandatory 20% federal tax from all taxable distributions which are not direct rollovers. The tax consequences to the participant will depend on the type of distribution (lump sum, annuity or installments).


(4)    INVESTMENT PROGRAMS

       Plan participants may elect among fourteen separate investment funds in which to have their contributions and a portion of the Company's contributions invested. Company contributions in excess of 5% of a participant's annual salary must be invested in the Employer Stock Fund. The fourteen investment funds as of March 31, 1999 are as follows:

       (1) EMPLOYER STOCK FUND - This fund consists primarily of common stock of the Company.

       (2) NORWEST STABLE VALUE FUND 65 - This fund seeks to provide safety of principal, adequate liquidity and returns superior to shorter maturity alternatives.

       (3) PRUDENTIAL EQUITY FUND A - This fund's primary objective is to seek long-term growth of Capital by investing in common stocks of major established corporations.

       (4) PRUDENTIAL INTERMEDIATE GLOBAL INCOME A - This fund's primary objective is to seek current income and capital appreciation.

       (5) GOLDMAN SACHS GOVERNMENT INCOME FUND - This fund seeks income through investment in U.S. Government securities and related repurchase agreements.

       (6) PRUDENTIAL EQUITY INCOME A - This fund seeks both current income and Capital appreciation by investing in various assets of domestic and foreign origin.

       (7) PIMCO LOW DURATION A - This fund seeks total return and normally invests in debt with an average duration between one and three years.

       (8) AIM BALANCED FUND A - This fund seeks total return and invests in both equities and investment grade fixed income securities.

       (9) KEMPER-DREMAN HIGH RETURN EQUITY A - This fund seeks total return and invests primarily in common stocks that pay high dividends relative to the dividend yield of the Standard & Poor's 500 Index.

       (10) OPPENHEIMER QUEST VALUE A - This fund seeks capital appreciation and invests in companies that are judged to be undervalued relative to assets, earnings, growth potential and cash flows.

                                                                     (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                          March 31, 1999, 1998 and 1997

       (11) PRUDENTIAL STOCK INDEX Z - The fund seeks to replicate the performance of the Standard & Poor's 500 Index by investing in companies that appear in the Index.

       (12) VAN KAMPEN AMERICAN VALUE FUND A - This fund seeks long term return by investing in companies with market capitalizations of $1 billion or less.

       (13) PRUDENTIAL EUROPE GROWTH A - This fund seeks long term growth of capital by investing in equities issued in European countries.

       (14) PRUDENTIAL WORLD FUND - This fund seeks long term capital growth with income becoming secondary. The fund invests in domestic and foreign common stocks.

            Participants may elect to transfer amounts from one investment fund to another, up to once per day, using a voice mail response system.

(5)    INVESTMENTS

       The following table represents the cost and fair value of investments. Investments that represent 5% or more the Plan's net assets are separately identified:

                                              MARCH 31, 1999                 MARCH 31, 1998
                                      ----------------------------     ---------------------------
                                                           FAIR                          FAIR
                                          COST            VALUE            COST          VALUE
                                      -----------     ------------     -----------    ------------
      MacDermid common stock          $25,458,888      130,815,052      14,443,385     133,166,493
      Mutual Funds:
          Norwest Stable Value
              Fund 65                   9,918,176       10,121,617              --              --
          Other                        20,288,522       20,236,821      16,659,130      18,750,185
                                      -----------     ------------     -----------    ------------
                                      $55,665,585      161,173,490      31,102,515     151,916,678
                                      ===========     ============     ===========    ============


                                                                     (Continued)

                MACDERMID, INCORPORATED EMPLOYEES PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                          March 31, 1999, 1998 and 1997




(6)     UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

        The net unrealized appreciation (depreciation) of investments included in Plan equity is as follows:





                                               Individual                                 FIDELITY      Retirement
                                 Commingled     Company                                    Advisor      Government      Fleet
                                  Company       Matched        Employer                    Equity         Money        Stable
                                   Stock         Stock           Stock        Equity       Income        Market         Asset
                                   Fund          Fund            Fund          Fund         Fund          Fund          Fund
                               ------------  ------------    ------------    ---------    ---------     ----------    ---------
Balance, March 31, 1996        $ 3,112,297     17,324,116              --      563,654           --        (4,513)           --
Net change for 1997             (3,112,297)   (17,324,116)     47,847,666     (563,654)     149,475         4,513            --
                               -----------   ------------    ------------    ---------    ---------      --------     ---------
Balance, March 31, 1997                 --             --      47,847,666           --      149,475            --            --
Net change for 1998                     --             --      70,875,442           --      551,838            --            --
                               -----------   ------------    ------------    ---------    ---------      --------    ----------
Balance, March 31, 1998                 --             --     118,723,108           --      701,313            --            --
Appreciation (depreciation)             --             --     (13,366,944)          --     (701,313)           --            --
                               -----------   ------------    ------------    ---------    ---------     ---------    ----------
Balance, March 31, 1999        $        --             --     105,356,164           --           --            --            --
                               ===========   ============    ============    =========    =========     =========    ==========





                                                              Fleet
                                                             Advisor       Galaxy        Fleet                      Galaxy
                                                Inter-       Inter-        Large         Advisor       Galaxy        Small
                                 Fidelity       mediate      mediate      Company        Growth         Asset       Company
                                 Magellan        Bond         Bond          Index     Opportunities   Allocation    Equity
                                   Fund          Fund         Fund          Fund          Fund          Fund         Fund
                               -----------    ---------     ---------    ----------    ------------   ----------   ---------
Balance, March 31, 1996            603,971        1,912           --             --            --           --           --
Net change for 1997               (287,896)      (1,912)      (4,763)         2,353           453       (2,220)     (35,489)
                               -----------    ---------     --------     ----------    ----------     --------      -------
Balance, March 31, 1997            316,075           --       (4,763)         2,353           453       (2,220)     (35,489)
Net change for 1998                861,955           --        8,050         79,197       136,495       20,358        7,278
                               -----------    ---------     --------     ----------    ----------     --------      -------
Balance, March 31, 1998          1,178,030           --        3,287         81,550       136,948       18,138      (28,211)
Appreciation (depreciation)     (1,178,030)          --       (3,287)       (81,550)     (136,948)     (18,138)      28,211
                               -----------    ---------     --------      ---------    ----------     --------     --------
Balance, March 31, 1999                 --           --           --             --            --           --           --
                               ===========    =========     =========     =========    ==========     ========     ========

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                          March 31, 1999, 1998 and 1997


(6)     UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

        The net unrealized appreciation (depreciation) of investments included in Plan equity is as follows:


                                              Oppenheimer    Norwest               Prudential   Prudential   Prudential     PIMCO
                                   Hercules      Quest       Stable    Prudential    Equity    Intermediate    Stock         Low
                                    Stock        Value        Value      Equity      Income    Global Income  Index       Duration
                                    Fund           A        Fund 65      Fund A         A            A           Z            A
                                 ----------   -----------   --------    ---------   ---------  ------------- ---------    ---------
Balance, March 31, 1996          $       --         --            --          --           --          --           --          --
Net change for 1997                      --         --            --          --           --          --           --          --
                                 ----------     ------      --------    --------    ---------    --------    ---------     -------
Balance, March 31, 1997                  --         --            --          --           --          --           --          --
Net change for 1998                      --         --            --          --           --          --           --          --
                                 ----------     ------      --------    --------    ---------    --------    ---------     -------
Balance, March 31, 1998                  --         --            --          --           --          --           --          --
Appreciation (depreciation)         (32,861)       115       203,441      18,881          444        (110)      91,435        (138)
                                 ----------     ------      --------    --------    ---------    --------    ---------    --------
Balance, March 31, 1999          $  (32,861)       115       203,441      18,881          444        (110)      91,640        (138)
                                 ==========     ======      ========    ========    =========    ========    =========    ========


                                                           Kemper-
                                 Prudential                Dreman      Van Kampen     Goldman
                                   Europe    Prudential  High Return    American       Sachs              AIM
                                   Growth       World      Equity         Value   Government Income    Balanced
                                      A         Fund          A           Fund A       Fund               Fund         Total
                                 ----------   ---------  -----------    --------- -----------------    --------    ------------
Balance, March 31, 1996                 --          --            --           --           --               --      21,601,437
Net change for 1997                     --          --            --           --           --               --      26,672,113
                                   -------    --------    ----------    ---------     --------         --------    ------------
Balance, March 31, 1997                 --          --            --           --           --               --      48,273,550
Net change for 1998                     --          --            --           --           --               --      72,540,613
                                   -------    --------    ----------    ---------     --------         --------    ------------
Balance, March 31, 1998                 --          --            --           --           --               --     120,814,163
Appreciation (depreciation)           (148)         24      (142,959)      (6,717)       1,401           18,932           1,530
                                   -------    --------    ----------    ---------     --------         --------    ------------
Balance, March 31, 1999               (148)         24      (142,959)      (6,717)       1,401           18,932     105,507,904
                                   =======    ========    ==========    =========     ========         ========    ============

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                          March 31, 1999, 1998 and 1997

(7)   REALIZED GAIN (LOSS) FROM SALES OF INVESTMENTS


                                                             YEAR ENDED MARCH 31, 1999
                                                   -------------------------------------------
                                                     PROCEEDS         COST         GAIN (LOSS)
                                                   -----------     ----------      -----------
      Employer Stock Fund:
          MacDermid Common Stock                   $44,515,627      6,325,540       38,190,087
      Fidelity Advisor Equity Income Fund:
          Other Securities                           4,845,613      4,236,533          609,080
      Fidelity Magellan Fund:
          Other Securities                           6,177,418      4,663,361        1,514,057
      Fidelity Advisor Intermediate Bond Fund:
          Other Securities                           4,173,395      4,161,977           11,418
      Galaxy Large Company Index Fund:
          Other Securities                           1,851,273      1,700,233          151,040
      Fidelity Advisor Growth Opportunities Fund:
          Other Securities                           2,610,195      2,419,919          190,276
      Galaxy Asset Allocation Fund:
          Other Securities                             523,300        489,302           33,998
      Galaxy Small Company Equity Fund:
          Other Securities                           1,333,358      1,549,020         (215,662)
      Hercules Stock Fund:
          Other Securities                              15,944         16,488             (544)
      Oppenheimer Quest Value A:
          Other Securities                                 213            209                4
      Norwest Stable Value Fund 65:
          Other Securities                             898,605        892,665            5,940
      Prudential Equity Fund A:
          Other Securities                             445,861        455,409           (9,548)
      Prudential Equity Income A:
          Other Securities                                 104            102                2
      Prudential Intermediate Global Income A:
          Other Securities                                 133            138               (5)
      Prudential Stock Index Z:
          Other Securities                             188,799        182,372            6,427
      PIMCO Low Duration A:
          Other Securities                             447,978        451,059           (3,081)



                                                                     (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                          March 31, 1999, 1998 and 1997


                                                       YEAR ENDED MARCH 31, 1999
                                              -------------------------------------------
                                                PROCEEDS         COST         GAIN (LOSS)
                                              -----------     ----------      -----------
      Prudential Europe Growth A:
          Other Securities                            148            153               (5)
      Kemper-Dreman High Return Equity A:
          Other Securities                        716,140        743,414          (27,274)
      Van Kampen American Value Fund A:
          Other Securities                         86,887         93,146           (6,259)
      Goldman Sachs Government Income Fund:
          Other Securities                        112,424        113,838           (1,414)
      AIM Balanced Fund:
          Other Securities                         55,428         54,366            1,062
                                              -----------     ----------      -----------

                        Total                 $68,998,840     28,549,244       40,484,294
                                              ===========     ==========      ===========

                                                       YEAR ENDED MARCH 31, 1998
                                              -------------------------------------------
                                               PROCEEDS          COST         GAIN (LOSS)
                                              -----------     ----------      -----------
      Employer Stock Fund:
          MacDermid Common Stock              $18,855,959      2,353,757       16,502,202
      Fidelity Advisor Equity Income Fund:
          Other Securities                      1,989,638      1,666,251          323,387
      Fidelity Magellan Fund:
          Other Securities                        929,012        713,967          215,045
      Fidelity Advisor Intermediate Bond Fund:
          Other Securities                        627,760        622,598            5,162
      Galaxy Large Company Index Fund:
          Other Securities                        111,248         99,989           11,259
      Fidelity Advisor Growth Opportunities Fund:
          Other Securities                        111,212        101,407            9,805
      Galaxy Asset Allocation Fund:
          Other Securities                         49,442         47,382            2,060
      Galaxy Small Company Equity Fund:
          Other Securities                        112,161        126,061          (13,900)
                                              -----------      ---------      -----------

                 Total                        $22,786,432      5,731,412       17,055,020
                                              ===========      =========      ===========

                                                                     (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                          March 31, 1999, 1998 and 1997


                                                             YEAR ENDED MARCH 31, 1997
                                                    -------------------------------------------
                                                     PROCEEDS          COST         GAIN (LOSS)
                                                    -----------     ----------      ----------
      Employer Stock Fund:
          MacDermid Common Stock                    $ 3,033,059        904,860       2,128,199
          Other securities                            2,512,872      2,512,872              --
                                                    -----------      ---------      ----------

                                                      5,545,931      3,417,732       2,128,199
                                                    -----------      ---------      ----------
      Equity Fund:
          Other securities                            2,738,572      2,144,216         594,356
      Fidelity Advisor Equity Income Fund:
          Other Securities                              419,041        400,282          18,759
      Fidelity Magellan Fund:
          Other Securities                              985,420        901,743          83,677
      Intermediate Bond Fund:
          Other Securities                              299,182        296,992           2,190
      Fidelity Advisor Intermediate Bond Fund:
          Other Securities                              206,371        205,852             519
      Galaxy Large Company Index Fund:
          Other Securities                                6,577          6,144             433
      Fidelity Advisor Growth Opportunities Fund:
          Other Securities                                6,567          6,370             197
      Galaxy Asset Allocation Fund:
          Other Securities                               19,947         19,650             297
      Galaxy Small Company Equity Fund:
          Other Securities                               39,456         40,781          (1,325)
                                                    -----------      ---------      ----------
                 Total                              $10,267,064      7,439,762       2,827,302
                                                    ===========      =========      ==========


(8)   PLAN MERGER

      On April 1, 1996, the MacDermid, Inc. Employee Stock Ownership Plan (ESOP) merged into the MacDermid, Incorporated Employees Profit Sharing Plan. At the time of this merger, the plan was renamed the MacDermid, Incorporated Employees Profit Sharing and Employee Stock Ownership Plan. In April 1996, all securities of the ESOP were transferred to the Plan. MacDermid, Incorporated common stock transferred to the Plan retained its historical cost.

                                       19
                                                                     (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                          March 31, 1999, 1998 and 1997




(9)    PARTICIPANT NOTES RECEIVABLE

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 8.75% to 10.50% at March 31, 1999. Principal and interest is paid ratably through regular payroll deductions.


(10)   PARTICIPANT VALUATIONS

       In reconciling the year end balances, it was discovered there was a discrepancy in the price used in valuing certain assets in the Trust and the participants' account balances. This discrepancy, in MacDermid Inc. common stock, was caused by an error in the program used to determine the daily unit value for participant accounts.

       Fleet Bank repriced the units and reprocessed the participants' accounts before being removed as Trustee on December 31, 1998. The calculated shortfall was approximately $20,000 with the Plan being made whole before the assets in the trust were transferred to Prudential Investment Services, the new trustee.

(11)   SUBSEQUENT EVENT INFORMATION

       On July 1, 1999, MacDermid Incorporated removed the Norwest Stable Value Fund 65 from its list of choices in the Plan. This fund was replaced by the following:

                  PIMCO TOTAL RETURN A: The fund seeks a total return that is consistent with preservation of capital by investing in debt securities, which include US Government and Corporate Bonds.

                  PRUDENTIAL MONEYMART ASSETS: The fund seeks to maximize current income with stability of capital and the maintenance of liquidity by investing in money market instruments that mature in thirteen months or less.

                     MACDERMID, INCORPORATED PROFIT SHARING
                       AND EMPLOYEES STOCK OWNERSHIP PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                            Year ended March 31, 1999



                                         DESCRIPTION OF INVESTMENT
                                          INCLUDING MATURITY DATE
 IDENTITY OF ISSUER, BORROWER,          RATE OF INTEREST, COLLATERAL,                      CURRENT
   LESSOR, OR SIMILAR PARTY                PAR OR MATURITY VALUE             COST           VALUE
--------------------------------        ----------------------------      -----------    -----------
*Employer Stock Fund                    3,854,644 shares                  $25,458,888    130,815,052
*Prudential Equity Fund A               238,207 shares                      4,709,519      4,728,400
*Prudential Equity Income Fund A        12,267.30 shares                      223,657        224,001
*Prudential Intermediate Global
  Income A                              744 shares                              5,911          5,801
*Prudential Stock Index Z               77,496 shares                       2,148,945      2,240,380
*Prudential Europe Growth A             1,095 shares                           20,336         20,188
*Prudential World Fund                  271 shares                              4,894          4,918
Oppenheimer Quest Value A               377 shares                              7,873          7,988
PIMCO Low Duration A                    21,782 shares                         220,141        220,003
Kemper-Dreman High Return Equity A      171,823 shares                      5,830,314      5,687,355
Van Kampen American Value Fund A        23,311 shares                         459,644        452,927
Goldman Sachs Government Income Fund    244, 412 shares                     3,469,249      3,470,650
AIM Balanced Fund A                     26,184.8822 shares                    734,145        753,077
Hercules Stock Fund                     14,425 shares                         397,094        364,233
Norwest Stable Value Fund 65            379,592 shares                      9,918,176     10,121,617
Participant Loans                       7.3%-10.5%                          2,056,900      2,056,900
                                                                          -----------    -----------
          Grand total                                                     $55,665,585    161,173,490
                                                                          ===========    ===========

*Represents a party-in-interest.

                                                                      Schedule 2

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                 Item 27d - Schedule of Reportable Transactions

                        For the year ended March 31, 1999

                                 Description
                                  of assets                                                                    Expenses
                              (include interest         Number                                                 included
                              rate and maturity    ----------------   Purchase        Selling       Lease        with
        Description           in case of a loan)   Purchase   Sales     price          price       rental     transaction
-------------------------     -----------------    --------  ------  -----------    ----------    --------    -----------
*Fleet Stable Asset Fund         Mutual Fund          92       69    $10,122,617    14,836,009        --           --
*MacDermid, Incorporated         Common Stock         38       45     14,937,096    44,515,628        --           --
*Norwest Stable Value
  Fund 65                        Mutual Fund          20       17     10,898,571       898,605        --           --

*Indicates a party-in-interest.



                                   Cost of asset            Current value of asset
                              -------------------------       on transaction date          Net
        Description             Purchase       Sales        Purchase        Sales         (loss)
-------------------------     -----------    ----------    -----------    ----------    ----------
*Galaxy Stable Asset Fund      10,122,617    14,836,009     10,122,617    14,836,009            --
*MacDermid, Incorporated       14,937,096    44,515,628     14,937,096    44,515,628    38,190,087
*Stable Value Fund             10,898,571       892,665     10,898,571       898,605         5,940

*Indicates a party-in-interest.